ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated January 9, 2008



100% Principal Protection Barrier Notes Linked to the Absolute Return of the Performance of the Financial Select Sector SPDR® Fund due on or about July 31, 2009

18 Month Maturity ■ 100% Principal Protection
15.00% Downside Barrier ■ 30.00% to 34.00% Upside Barrier

Indicative Terms & Conditions – January 9, 2008   **Offering Period: January 9, 2008 – January 28, 2008**

Summary Terms

Issuer	:	Deutsche Bank AG, London Branch (Moody's Aa1, S&P AA)[†]
Offering	:	100% Principal Protection Barrier Notes Linked to the Absolute Return of the Performance of the Financial Select Sector SPDR® Fund due on or about July 31, 2009 (the "**Notes**")
Underwriter	:	Deutsche Bank Securities Inc. (DBSI)
Denomination	:	$1,000 per Note (minimum investment $1,000)
Index Fund		Financial Select Sector SPDR® Fund (the "**Index Fund**") (Bloomberg: "XLF")
Underlying Index	:	Financial Select Sector Index (the "**Index**") (Bloomberg: "IXM <Index>")
Term	:	18 months
Principal Protection	:	100% at maturity
Payment at Maturity (per $1,000)	:	**If the Index Fund share price never closes above the Upper Index Fund Barrier or below the Lower Index Fund Barrier** on any single trading day during the Observation Period, at maturity investors will receive their principal *plus* their principal *multiplied* by the Absolute Index Fund Return:

$$\$1,000 + (\$1,000 \times \text{Absolute Index Fund Return})$$

If the Index Fund share price closes either above the Upper Index Fund Barrier or below the Lower Index Fund Barrier on any trading day during the Observation Period, at maturity investors will receive their principal:

$$\$1,000$$

Absolute Index Fund Return	:	Absolute value of: $\left(\dfrac{\text{Index Fund Ending Price} - \text{Index Fund Starting Price}}{\text{Index Fund Starting Price}} \right)$
Index Fund Starting Price	:	The closing price of one share of the Index Fund on the Trade Date
Index Fund Ending Price	:	The closing price of one share of the Index Fund on the Final Valuation Date *multiplied by* the Share Adjustment Factor.
Share Adjustment Factor	:	1.0, subject to adjustments as set forth under "Anti-Dilution Adjustments" in the accompanying term sheet.



Observation Period	:	The period starting on the Trade Date and ending on, and including, the Final Valuation Date
Upside Barrier	:	30.00% to 34.00% (to be determined on the Trade Date)
Downside Barrier	:	15.00%
Upper Index Fund Barrier	:	Index Fund Starting Price x (1 + Upside Barrier)
Lower Index Fund Barrier	:	Index Fund Starting Price x (1 – Downside Barrier)
Listing	:	Unlisted – Indicative secondary pricing may be obtained on Bloomberg Page: DBUS <GO> or on the x-markets website at http://www.usxmarkets.db.com
Business Days	:	London and New York (subject to adjustment as provided in the related pricing supplement)
Reference Exchanges	:	The principal exchange, trading system or quotation system on which a component security held by the Index Fund or underlying the Index is listed or quoted or any successor to such exchange or trading system.
Form of Note	:	Global, Book Entry. The Notes will be represented by a single registered global note deposited with the Depository Trust Company
Comparable Yield	:	Determined on the Trade Date
Agents	:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas
Discounts and Commissions	:	Deutsche Bank Securities Inc. and other agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Note principal amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 Note principal amount.
Selling Concession	:	2.00% or $20.00 per $1,000 Note principal amount
Security Codes	:	CUSIP: 2515AO JP 9 ISIN: US2515AOJP93

Relevant Dates

Offering Period	:	January 9, 2008 – January 28, 2008 at 2:00 p.m. (EST)
Trade Date	:	January 28, 2008
Settlement Date	:	January 31, 2008
Final Valuation Date	:	July 28, 2009, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
Maturity	:	July 31, 2009, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
		In the event that the Issuer makes any change to the expected Trade Date and Settlement Date, the Final Valuation Date and the Maturity Date may be changed to ensure that the stated term of the Notes remains the same.

† A credit rating is not a recommendation to buy, sell, or hold the Notes, and may be subject to revision or withdrawal at any time by the assigning rating agency.



Absolute Return Barrier Notes Product Snapshot

Structure:
- **Underlying:** Financial Select Sector SPDR® Fund (the "Index Fund")
- **Maturity:** July 31, 2009 (18 months)
- **Protection:** 100% at maturity
- **Upside Barrier:** 30.00% to 34.00% (to be determined on the Trade Date)
- **Downside Barrier:** 15.00%
- **Upper Index Fund Barrier:** Index Fund Starting Price x (1 + Upside Barrier)
- **Lower Index Fund Barrier:** Index Fund Starting Price x (1 – Downside Barrier)
- **Share Adjustment Factor:** 1.0, subject to adjustments as set forth under "Anti-Dilution Adjustments."
- **Absolute Index Fund Return:** Absolute value of: $\left(\dfrac{\text{Index Fund Ending Price} - \text{Index Fund Starting Price}}{\text{Index Fund Starting Price}} \right)$

Positioning:
- Offers 100% principal protection. If the Index Fund never closes above the Upper Index Fund Barrier or below the Lower Index Fund Barrier on any trading day during the Observation Period, at the Maturity Date investors will receive 100% of their principal amount plus a return equal to the Absolute Index Fund Return up to a maximum return of 30.00% to 34.00% (to be determined on the Trade Date).

Best Case Scenario:
- The Index Fund share price never closes above the Upper Index Fund Barrier or below the Lower Index Fund Barrier during the Observation Period, and the Index Fund appreciates by a percentage equal to the Upside Barrier. Therefore, investors receive their principal *plus* their principal *multiplied* by the Absolute Index Fund Return at maturity.

Worst Case Scenario:
- The Index Fund share price closes above the Upper Index Fund Barrier or below the Lower Index Fund Barrier during the Observation Period, or the Absolute Index Fund Return is equal to 0%. Therefore, investors receive only their principal at maturity.

Risk Considerations:
- If the Index Fund share price closes above the Upper Index Fund Barrier or below the Lower Index Fund Barrier on any trading day during the Observation Period, the Notes will return only your principal at maturity.
- You should be willing and able to hold your Notes to maturity. Principal protection applies only at maturity.
- Return on the Notes is linked to the price of Index Fund shares.
- An investment in the Notes is subject to the credit of the issuer.

Investing in the Notes involves a number of risks. See "Selected Risk Factors" in this product snapshot, "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement.



Hypothetical Scenario Analysis at Maturity:

- Hypothetical scenario analysis contained herein is not reflective of the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the Notes.
- No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown below. Hypothetical results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis.
- The hypothetical scenarios below assume an Upside Barrier of 32.00%. The actual Upside Barrier will be set on the Trade Date.

Financial Select Sector SPDR® Fund	Scenario 1	Scenario 2	Scenario 3	Scenario 4
Index Fund Starting Price	26.95	26.95	26.95	26.95
Highest Price	35.30	36.38	28.30	28.30
% Change	31.00%	35.00%	5.00%	5.00%
Lowest Price	25.60	25.60	23.72	18.87
% Change	-5.00%	-5.00%	-12.00%	-30.00%
Index Fund Ending Price	34.77	34.23	24.26	21.56
Index Fund Return	29.00%	27.00%	-10.00%	-20.00%
Upside Barrier	32.00%	32.00%	32.00%	32.00%
Downside Barrier	-15.00%	-15.00%	-15.00%	-15.00%
Return on Note	29.00%	0.00%	10.00%	0.00%
Payment at Maturity	$1,290.00	$1,000.00	$1,100.00	$1,000.00
Annualized Return	18.50%	0.00%	6.56%	0.00%



Selected Risk Factors

- **MARKET RISK** — The return on the Notes at maturity, if any, is linked to the performance of the Index Fund and will depend on whether the Index Fund closing price ever exceeds the Upper Index Fund Barrier or falls below the Lower Index Fund Barrier during the Observation Period and the magnitude of the Absolute Index Fund Return.

- **THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in shares of the Index Fund, securities linked to the Index, any component securities held by the Index Fund or contracts related to the Index or the Index Fund. If the Index Fund closing price exceeds the Upper Index Fund Barrier or falls below the Lower Index Fund Barrier on any trading day during the Observation Period, the Additional Amount will be zero, and you will receive only your principal amount at maturity.

- **THE UPSIDE BARRIER AND DOWNSIDE BARRIER WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY** — Your investment in the Notes may not perform as well as an investment in shares of the Index Fund.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component securities held by the Index Fund or underlying the Index would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this product snapshot is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent's commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.

- **RISKS ASSOCIATED WITH INVESTMENTS IN NOTES WITH CONCENTRATION IN A SINGLE INDUSTRY** — The stocks included in the Index and that are generally tracked by the Index Fund are stocks of companies representing the financial sector of the S&P 500® Index. The underlying shares may be subject to increased price volatility as they are linked to a single industry and may be more susceptible to economic, market, political or regulatory occurrences affecting that industry. Certain financial shares, including certain core holdings of the Index Fund, have recently experienced substantial share price declines.

- **LACK OF LIQUIDITY** — The Notes will not be listed on any securities exchange.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE INDEX FUND SHARES TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES.**

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the price of Index Fund shares on any day, the value of the Notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

- **THE ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Index Fund. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the



shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Notes may be materially and adversely affected. See "Anti-Dilution Adjustments" in the accompanying term sheet.

- **THE INDEX FUND AND THE INDEX ARE DIFFERENT** — The performance of the Index Fund may not exactly replicate the performance of the Index. The Index Fund will reflect transaction costs and fees that are not included in the calculation of the Index, and the Index Fund may hold financial instruments that are not included in the Index.

See "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement.

Tax Treatment

- The Notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. For more detail, see "Selected Purchase Considerations — Taxed as Contingent Payment Debt Instruments" in the accompanying term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 294O, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement O, term sheet No. 294O and this product snapshot if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you in the event of any changes to the terms of the Notes, and you will be asked to accept such changes in connection with your purchase of any Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the Notes.

| **NOT FDIC/NCUA INSURED / MAY LOSE VALUE / NO BANK GUARANTEE** |
| **NOT A DEPOSIT / NOT INSURED BY ANY FEDERAL GOVERNMENTAL AGENCY** |